Exhibit 99.3

EXPLANATORY NOTES TO THE AGENDA

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

Explanatory notes to the agenda for the annual general meeting of shareholders of ProQR Therapeutics N.V. (“ProQR” or the “Company”) to be held on Wednesday, June 10, 2015, at 16:00 hours CET, at Naturalis Biodiversity Center at Darwinweg 2, 2333 CR Leiden, the Netherlands (the “AGM”).

Agenda item 2:	Report of the Management Board for the financial year 2014 (discussion item)

Dutch law requires the management board of the Company (the “Management Board”) to prepare an annual report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4. below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The requirements that such annual report should meet are dictated by Dutch law and the Dutch Corporate Governance Code.

The Annual Report has been prepared in the English language. In its meeting held on September 15, 2014 (the “2014 EGM”), the general meeting of shareholders of the Company (the “General Meeting”) approved such use of the English language, in accordance with section 2:391(1) of the Dutch Civil Code. Dutch law requires the annual report to be discussed at the AGM.

Agenda item 3:	Disclosure of remuneration in the annual report for the financial year 2014 (discussion item)

Dutch law requires that the discussion of the statements made in the explanatory notes to the Annual Accounts (as defined under the explanatory notes to agenda item 4. below) pursuant to sections 2:383c through 2:383e of the Dutch Civil Code, regarding the remuneration of the members of the Management Board and Supervisory Board and employees of the Company, be included as a separate item on the agenda for the AGM and that such matters be dealt with before the proposal to adopt the Annual Accounts. For purposes of such discussion, reference is made to the relevant paragraphs of the explanatory notes to the Annual Accounts.

Agenda item 4:	Adoption of the annual accounts for the financial year 2014 (voting item)

Dutch law requires the Management Board to annually prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2014 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Management Board and by all members of the supervisory board of the Company (the “Supervisory Board”). Dutch law provides that the General Meeting is the corporate body authorized to formally adopt the Annual Accounts. Consequently, it is now proposed to the General Meeting to adopt the Annual Accounts.

Due to the international nature of the Company’s business, the balance sheet items in the Annual Accounts have been prepared in the English language. In the 2014 EGM, the General Meeting approved such use of the English language, in accordance with section 2:362(7) of the Dutch Civil Code.

Agenda item 5:	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2014 (voting item)

In accordance with Dutch law, if the General Meeting adopts the Annual Accounts, such adoption does not automatically release the members of the Management Board from liability with respect to the performance of their management duties during the financial year 2014. Instead, such proposal should be made separate from the proposal to adopt the Annual Accounts. Consequently, it is now proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2014.

In principle, this proposed release from liability only extends to matters that are disclosed in the Annual Accounts or have otherwise been disclosed to the General Meeting.

Agenda item 6:	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2014 (voting item)

In accordance with Dutch law, if the General Meeting adopts the Annual Accounts, such adoption does not automatically release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2014. Instead, such proposal should be made separate from the proposal to adopt the Annual Accounts. Consequently, it is now proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2014.

In principle, this proposed release from liability only extends to matters that are disclosed in the Annual Accounts or have otherwise been disclosed to the General Meeting.

Agenda item 7:	Composition and compensation of the Supervisory Board

Item 7i:	Amendment compensation principles Supervisory Board (voting item)

It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board to allow cash payments to members of the Supervisory Board. The proposed draft compensation principles are available for inspection at the office of ProQR and are available on the Website (www.proqr.com).

The amended compensation principles provide for the eligibility of an annual compensation in cash as part of their annual fixed fee instead of a grant of stock options. In that event the value of the additional fixed fee will be set at 50% of the value of the alternative option grant. Therefore, where the overall annual grant of options is set at an underlying value of EUR 80,000 per member of the Supervisory Board, the annual fixed fee will be increased with EUR 40,000.

Item 7ii:	Increase number of members Supervisory Board (voting item)

In connection with the proposed appointment of Paul Baart as a new member of the Supervisory Board, it is proposed to the General Meeting to increase the number of Supervisory Board members to five (5) with effect from the date of the AGM.

Item 7iii:	Appointment Paul Baart as new member of the Supervisory Board (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to the General Meeting to appoint Paul Baart as a new member of the Supervisory Board, with effect from the date of the AGM for a term of four years. It is intended that Mr Baart will also become chairman of the Audit Committee. The term of appointment of Mr Baart will come to an end at the close of the relevant annual general meeting of shareholders of ProQR in 2019.

Mr Baart (64 years of age) brings significant experience to the Supervisory Board and Audit Committee through his extensive career in public accounting in both the Netherlands and the USA. At PwC Netherlands he served on the Management and Supervisory Boards and was also a member of the Global Board of PwC International. While at PwC, Paul’s clients included several large private and public multinational companies across a variety of industries. His qualifications include being chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ), Supervisory Board member of Nyenrode Business University. His present roles include outside member of the Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer), member of the Board of Central Housing Fund (CFV) and Chairman of the public interest committee at Grant Thornton in the Netherlands. He studied Business Economics at the Vrije Universiteit in Amsterdam, where he also passed the Register accountants exam.

The Supervisory Board believes that Mr Baart’s significant international experience in public accounting and his broad experience in management, oversight and boardroom consulting provide him with the qualifications and skills to be a very valuable addition to the Supervisory Board.

Mr Baart does not hold any shares in the capital of ProQR.

Item 7iv:	Determination compensation Paul Baart (voting item)

It is proposed to the General Meeting to determine the annual compensation of Mr Baart at EUR 73,000 per annum, in accordance with the proposed compensation principles for the Supervisory Board. The compensation consists of the following elements:

EUR 25,000, as compensation for his proposed role as member of the Supervisory Board;

EUR 5,000, as compensation for his proposed role as chair of the Audit Committee;

EUR 3,000, as compensation for his proposed role as member of the Nomination Committee; and

EUR 40,000, as an annual compensation in cash as part of the annual fixed compensation instead of the equivalent amount granted in stock options, to which cash compensation a 50% discount applies.

Agenda item 8:	Restructuring (voting item)

A restructuring of ProQR (the “Restructuring”) is being contemplated, whereby it is envisaged that certain assets and liabilities of ProQR will be hived down to separate subsidiaries that will be incorporated by ProQR, partially pursuant to a legal restructuring through a demerger (splitsing) (the “Demerger”). It is furthermore contemplated that, after the Demerger shall have been effected, the above new companies and ProQR Therapeutics V B.V. (a 100% subsidiary of ProQR) will be contributed to a newly incorporated intermediate holding B.V. (please refer to Schedule I to these explanatory notes for a structure overview post-Restructuring) The Restructuring regards a straightforward restructuring that aims to create a group of dedicated purpose companies below ProQR and thereby also creating tax efficiency. The contemplated group structure is based on common prudent corporate practice and the financial reporting of each of the subsidiaries will be maintained transparent by consolidation in the financial reporting by ProQR.

A proposal for the legal restructuring through a demerger (splitsingsvoorstel) (the “Proposal”) within the meaning of Section 2:334f of the Dutch Civil Code (the “ Proposal”) and an explanatory memorandum to the Proposal within the meaning of Section 2:334g(1) of the Dutch Civil Code (the “Explanatory Memorandum”) have been prepared by the Management Board. The Supervisory Board has approved the Restructuring and the Proposal. The Proposal together with the Explanatory Memorandum and the other relevant documents referred to in Section 2:334h(2) of the Dutch Civil Code are available for inspection at the office of ProQR and the Proposal together the other relevant documents referred to in Section 2:334h(1) of the Dutch Civil Code are available on the Website (www.proqr.com).

It is proposed to the General Meeting to resolve to approve the Restructuring and to effect the Demerger in accordance with the provisions of the Proposal.

Agenda item 9:	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2016 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external auditor for the audit of the Company’s annual accounts. In the 2014 EGM, the General Meeting appointed Deloitte Accountants B.V. as the external auditor for the audit of the Annual Accounts for the financial years 2014 and 2015.

It is now proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2016.

Agenda item 10:	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the Articles of Association and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2014 EGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2014 EGM. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company at the date of the AGM plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company at the date of the AGM, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

In case of non-adoption by the AGM of the proposed authorization, the authorization granted by the General Meeting in the 2014 EGM will remain in force.

The Management Board and the Supervisory Board

April 29, 2015